WINSTON & STRAWN

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

File No. 82-34719

May 20, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302



03050686

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751 or Daniel A. Ninivaggi at (212) 294-6887. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau



RECEIVED
MAY 21 2003

Enclosures: Exhibit A

cc: Frederick W. London, Esq.
Daniel A. Ninivaggi, Esq.

NY:780030.1

WINSTON & STRAWN

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

File No. 82-34719

May 20, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751 or Daniel A. Ninivaggi at (212) 294-6887. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,



Pierre J. Lorieau

Enclosures: Exhibit A

cc: Frederick W. London, Esq.
Daniel A. Ninivaggi, Esq.

NY:780030.1

FILE NO. 82-34719


SECURITAS

Securitas AB

Interim Report
January – March 2003

Sales amounted to MSEK 14,819 (16,869)

Organic sales growth was -3 percent (10)
Underlying organic sales growth was 0 percent (6)

The operating margin was 6.1 percent (6.4)

Income before taxes amounted to MSEK 472 (565)

Free cash flow was MSEK 245 (347),
corresponding to 43 percent (55) of adjusted income

The return on capital employed was 20 percent (17)

Earnings per share after full taxes was SEK 0.83 (0.92)


SEC MAIL PROCESSING
RECEIVED
MAY 21 2003
WASH, D.C.
SECTION

Interim Report January – March 2003

SALES AND INCOME – THE GROUP

SALES JANUARY - MARCH

MSEK	2003	2002	Growth %
Total sales	**14,819**	**16,869**	**-12**
Acquisitions & divestments	-180	-79	
Currency change from 2002	1,600	-	
Organic sales	**16,239**	**16,790**	**-3**
Euro introduction	-	-270	
Federalized airport operations	-	-313	
Underlying organic sales	**16,239**	**16,207**	**0**

INCOME JANUARY - MARCH

MSEK	2003	2002	Growth %
Income before tax	**472**	**565**	**-16**
Currency change from 2002	19	-	
Income	**491**	**565**	**-13**
Euro introduction	-	-25	
Federalized airport operations	-	-20	
Underlying income	**491**	**520**	**-6**

Sales amounted to MSEK 14,819 (16,869). Organic sales growth adjusted for acquisitions and divestments as well as changes in exchange rates amounted to -3 percent (10).

Underlying organic sales growth was 0 percent (6) adjusted to reflect the non-recurring effects of the introduction of the euro, which took place primarily in the fourth quarter of 2001 and first quarter of 2002, and the now federalized airport security operations in the U.S. The growth figure should be seen in the context of sales growth in the first quarter of 2002, which was unusually high owing to substantial temporary volumes post September 11 in Security Services USA and Security Services Europe.

Operating income before amortization of goodwill amounted to MSEK 901 (1,076), which adjusted for changes in exchange rates of MSEK 82 corresponds to a decrease of 9 percent. The operating margin was 6.1 percent (6.4 and 6.3 in the underlying business in the first quarter of 2002).

Income before taxes amounted to MSEK 472 (565). Adjusted for changes in exchange rates, this corresponds to a decrease of 13 percent. Adjusted for the euro introduction and the now federalized airport security operations, the underlying decrease in income before taxes was 6 percent. The decrease should be seen in the context of sales growth in the first quarter of 2002, which was unusually high owing to substantial temporary volumes post September 11 in Security Services USA and Security Services Europe and the ongoing restructuring in the German cash handling business. The German restructuring has burdened the income before taxes with MSEK 30.

The Group's full tax rate was 37.5 percent (40.3).

Earnings per share after full taxes and full conversion was SEK 0.83 (0.92).


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 21 2003
WASH. D.C.
155

FILE NO. 82-34719

DEVELOPMENT IN THE GROUP'S DIVISIONS

Divisional overview, January-March 2003 and 2002

	Security Services USA		Security Services Europe		Security Systems		Direct		Cash Handling Services		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Total sales, MSEK	5,427	7,407	5,662	5,420	918	825	498	381	2,314	2,836	14,819	16,869
Organic sales growth, %	*-10*	*9*	*5*	*8*	*6*	*0*	*20*	*13*	*-10*	*53*	*-3*	*10*
Operating income before amort. of goodwill, MSEK	291	441	358	339	79	39	29	22	144	235	901	1,076
Operating margin, %	*5.4*	*6.0*	*6.3*	*6.3*	*8.6*	*4.7*	*5.8*	*5.8*	*6.2*	*8.3*	*6.1*	*6.4*
Operating capital employed as % of sales[1)]	*6[3)]*	*6[3)]*	*9*	*10*	*18*	*20*	*27*	*23*	*25*	*26*	*9*	*8*
Capital employed[2)]	7,359	9,531	6,470	6,642	1,324	1,360	1,134	891	5,244	6,153	21,531	24,577
Return on capital employed, %	*21*	*14*	*25*	*21*	*23*	*15*	*12*	*13*	*13*	*12*	*20*	*17*

1) Adjusted for full year sales of acquired entities
2) Excluding shares in associated companies
3) Calculated after the reversal of the sale of accounts receivable of MSEK 1,868 (2,381)

Security Services USA

January – March 2003

For the quarter, total organic sales growth was -10 percent (9). Organic sales growth adjusted for the now federalized airport operations (MUSD 30 in the first quarter of 2002) was -6 percent. The operating margin decreased to 5.4 percent (6.0). The weaker quarterly development should be seen in the context of sales growth in the first two quarters of 2002, which was unusually high owing to substantial temporary volumes with good margins post September 11, 2001.

In the last two years, the focus in Security Services USA has been on implementing Securitas's method of organizing, running and monitoring the business and thereby achieving margin improvements. This process will now be taken a step further to encompass client relations, service content and mix, all with the aim of increasing organic sales growth. The development of managers and management teams at the branch and area levels will be intensified, as will their ability to generate sales and profit growth.

As part of this process, Santiago Galaz, former Country President Spain and Divisional President Cash Handling Services Europe, has assumed responsibility for Security Services USA as Divisional President and relocated to New York.

As planned, more than 100,000 employees in the U.S. will change uniforms on July 1, 2003, at the same time that security services will be brought together under the Securitas name. On that date, the final step in the administrative coordination of the various companies will begin through the introduction of a new, shared IT system that will further improve the effectiveness of operating support. This will be finalized mid-2004. The cost of the one company project in the first quarter have as planned been offset by the divestiture of Alertline, a call centre company with annual sales of MUSD 8 within Security Services USA, and have thereby not significantly impacted the operating result.

The long-term outlook for organic sales growth remains unchanged at 6-8 percent, although the current trend – disregarding the short-term effect of September 11 and the now federalized airport operations in the U.S. – is approximately 2 percent. The current low trend is mainly due to weak economic conditions in the U.S. and the fact that the process of change in the U.S. has not yet had its full impact. Organic sales growth in the first half of 2003 will continue to be negatively affected by the unusually high temporary sales post September 11. During the second half of the year, organic sales growth is expected to move toward the long-term 6-8 percent objective.

Security Services Europe

January – March 2003

Organic sales growth amounted to 5 percent (8). The decline compared to 2002 is due to a slow-down in the economy and the temporary sales increase in the corresponding period of the previous year from the events of September 11. The organic sales growth rate increased during the quarter from 4 percent in January to 6 percent in February and March. France, Spain, Austria and Belgium are showing strong development.

The operating margin was 6.3 percent (6.3). The restructuring of the U.K. has now resulted in stabilized volumes and a positive result. Wage and price increases have been implemented in many countries but the price increase has not yet reached full impact.

The speed of refinement will increase going forward through time sharing and specialized services. The combination of guard services and electronic systems – combined solutions – will also be a focus. To support this and clarify responsibilities, Security Services has been given overall responsibility for the development of combined security solutions. To intensify their cooperation, the management of Security Services Europe and Security Systems Europe will be co-located in Stockholm, and Stockholm has been made the development center for combined security solutions.

Security Systems

January – March 2003

Organic sales growth amounted to 6 percent (0) due to a higher growth rate in Europe compared to the first quarter 2002 and stabilized volumes in the U.S. The European business is thereby gaining market shares. The operating margin was 8.6 percent (4.7). Security Systems has continued raising its organic sales growth and operating margin from the second half of 2002. This is due to the stabilization of the U.S. portion of the business and further conceptual and organizational development in Europe. All operations in Europe, for example, are now organized with separate units for installation, maintenance and monitoring.

Direct

January - March 2003

Organic sales growth amounted to 20 percent (13) and the operating margin was 5.8 percent (5.8).

In Direct's traditional operations, a new wireless consumer concept is being introduced in the majority of its major markets. This concept generates more than 75 percent of total new systems sold. During the period, 25,300 (18,100) new alarms were installed in Direct's traditional operations, an increase of 40 percent. This raised the total number of connected alarms by 29 percent to 358,500 (278,000).

In Belgacom and the French operations, 4,400 (2,800) new alarms were installed, for a total of 134,500 (125,000) connected alarms.

The total number of new installations by Direct thus amounts to 29,700 (20,900) and the number of connected alarms to 493,000 (403,000), an increase by 22 percent compared to the first quarter 2002. Going forward, the focus is on introducing Direct to new markets through organic startups.

For 2003, continued strong performance is expected with organic sales growth at Direct's historical growth rate of around 25 percent and a significant operating margin improvement in the Belgacom Alert Services business.

Cash Handling Services

January - March 2003

Organic sales growth amounted to -10 percent (53). Adjusted for the euro introduction, organic sales growth was 0 percent (30).

The operating margin of 6.2 percent (8.3) was affected negatively by the restructuring in Germany.

In Germany, a combination of substantial new business volume in 2001 and the heavy workload resulting from the euro introduction in 2001-2002 has caused operational inefficiencies and losses. A major restructuring is now ongoing, including the elimination of unprofitable contracts, a reduction in production capacity and the creation of a more focused, specialized organization. This will be achieved by exiting the low-margin retail business segment to fully focus on the financial institution customer segment. The full-year effect of the volume reductions is estimated at MEUR 25-30, of which approximately 75 percent will affect 2003. All major restructuring activities will be implemented during the first half of 2003. Restructuring costs are estimated at MSEK 100, with MSEK 30 impacting the quarter. In the long term, the German cash handling business should be able to reach average profitability by division standards.

The non-euro European countries of operations are reporting strong development.

U.S. Cash Handling Services has started the year slowly with an organic sales growth of 1 percent, mainly reflecting lagging price increases. U.S operations have the ability to reach the same level of profitability as in Europe (excluding Germany) by leveraging the cost structure.

During the second half of 2003, a plan will be formulated for the future development and merger of the U.S. and European Cash Handling Services units. This includes the creation of a new management team. Until then, Cash Handling Services USA and Cash Handling Services Europe report to the Group CEO.

Organic sales growth in the U.S. is estimated in the range of 4-5 percent, with non-euro countries in Europe posting continued strong development of approximately10 percent.

CASH FLOW

January - March 2003

Operating income before amortization of goodwill amounted to MSEK 901 (1,076). Net investments in fixed assets after depreciation totaled MSEK -103 (-6). Changes in other operating capital employed amounted to MSEK -481 (-331). Free cash flow was MSEK 245 (347), equivalent to 43 percent (55) of adjusted income. This implies a full year free cash flow of around the normal level of 80-85 percent of adjusted income.

The increase in investments is mainly related to fixed assets for Cash Handling Services.

There is also an impact on free cash flow from seasonal factors such as payments of insurance premiums, which normally take place in the first quarter. The average number of outstanding account receivable days in the Group was 44 (43 days as of December 31, 2002, calculated in local currencies). The increase of one day is seasonal and is related to ongoing price increases mainly in Security Services Europe, which normally take place in the first quarter and delay invoicing slightly.

The significant change in income taxes paid is the result of bringing forward tax-deductible charges in the U.S. on insurance-related claim reserves in connection with the Group's internal reinsurance of these risks through a newly established reinsurance company in Ireland. This one-time effect, which occurred in the fourth quarter of 2002, has resulted in lower income tax payments during the first quarter 2003.

CAPITAL EMPLOYED, NET DEBT AND SHAREHOLDERS' EQUITY

The Group's operating capital employed was MSEK 5,317 (4,891 as of December 31, 2002), corresponding to 9 percent (7 as of December 31, 2002) of sales adjusted for full-year sales of acquired units. Acquisitions increased operating capital employed by MSEK 41 during the quarter. Restructuring provisions amounted to MSEK 61 (54 as of December 31, 2002).

The Group's total capital employed was MSEK 21,531 (21,563 as of December 31, 2002). Acquisitions increased consolidated goodwill by MSEK 194 during the quarter. The translation of foreign capital employed to Swedish kronor reduced the Group's capital employed by MSEK 372.

The Group's net debt amounted to MSEK 9,603 (9,887 as of December 31, 2002).

Acquisitions during the quarter increased the Group's net debt by MSEK 240, of which purchase payments accounted for MSEK 211, assumed net debt for MSEK 24 and restructuring costs paid during the quarter for MSEK 5. The Group's net debt decreased by MSEK 169 during the quarter due to the translation of net debt in foreign currencies to Swedish kronor.

Shareholders' equity amounted to MSEK 11,914 (11,663 as of December 31, 2002). The translation of foreign assets and liabilities to Swedish kronor reduced shareholders' equity by MSEK 203 during the quarter.

Conversions of convertible debentures have increased the Group's shareholders' equity by MSEK 159, of which MSEK 2 pertains to share capital and MSEK 157 to restricted reserves. As a result of conversions, the number of outstanding shares increased by 2,002,991 to 365,058,897 as of March 31, 2003. The 1998/2003 convertible debenture loan has been converted per March 31 except for MSEK 5 that were not converted. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

Interest expense for the quarter on the outstanding convertible debenture loans amounted to MSEK 31 (3).

The interest cover ratio amounted to 5.2 (4.4).

The net debt equity ratio was 0.81 (0.85 as of December 31, 2002).

ACQUISITIONS

Acquisitions January- March 2003 (MSEK)

	Company	Division 1)	Annual sales 2)	Purchase price 3)	Enterprise value 4)	Goodwill 5)	Of which provisions for restructuring
Opening balance						**16,672**	**54**
	Respond Inc., USA	CHS	125	63	63	56	-
	Lincoln Security, USA	Services USA	229	117	142	118	9
	Other acquisitions 6)		38	31	30	20	5
Total acquisitions January - March 2003			**392**	**211**	**235**	**194**	**14**
Amortization of goodwill / utilization of provisioning for restructuring						-277	-5
Exchange rate differences						-375	-2
Closing balance						**16,214**	**61**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) Koetter Security Hungaria KFT, Hungary; Loomis, USA (deferred consideration); Garm Larmcentral, Sweden (additional payment); Södra Norrlands Bevakning, Sweden (additional payment); Inter Security, Finland; contract portfolio, Poland; Rühl, Germany

Acquisitions

Acquisitions raised sales by MSEK 180 during the quarter and Group goodwill by MSEK 194, leading to an increase of MSEK 21 in annual goodwill amortization.

Respond Inc., USA

In January 2003, Cash Handling Services USA acquired Respond Inc., with 440 employees and annual sales of MUSD 15 (MSEK 125). Respond is an ATM services company with activities in seven states. The acquisition will strengthen operations in the western U.S.

The purchase price is MUSD 7.4 (MSEK 63). Goodwill from the acquisition amounts to MUSD 6.6 (MSEK 56) and will be amortized over ten years. The acquisition which is consolidated from January 1, 2003, will contribute positively to the results of the Securitas Group in 2003.

Lincoln Security, USA

In March 2003, Security Services USA acquired Lincoln Security in California, with 2,900 employees and annual sales in 2002 of MUSD 27 (MSEK 229). The company provides guard services in California, Nevada and Oregon. The acquisition will strengthen Securitas's position in the southern California region and provide access to new market segments.

The purchase price is MUSD 13.7 (MSEK 117). Goodwill from the acquisition amounts to MUSD 13.7 (MSEK 118) and will be amortized over ten years. The acquisition, which will be consolidated as from April 1, 2003, will contribute positively to the results of the Securitas Group in 2003.

IMPORTANT EVENTS

Changes in Group Management

In order to support the future development of the Group, the following changes in Group Management were announced on March 12, 2003:

Tore K. Nilsen, Divisional President Security Services Europe, has assumed responsibility for the development of combined security solutions and will move to Stockholm and co-locate with Security Systems in the new development center.

Santiago Galaz, former Country President Spain and Divisional President Cash Handling Services Europe, has assumed responsibility for Security Services USA as Divisional President and relocated to New York.

Juan Vallejo, Divisional President Security Systems Europe, has assumed responsibility for the combined European and U.S. systems businesses as Divisional President Security Systems. By merging the two, expertise in managing and developing the systems business can be better shared and expansion of this business area sped up.

Johan Eriksson, former President Cash Handling Services UK, the largest European cash handling unit, has assumed responsibility for Cash Handling Services Europe as Divisional President. He is also responsible for formulating and implementing the plan for combining the U.S. and European cash handling units. Johan Eriksson will join the new management team for Cash Handling Services that will be formed later this year.

Other changes in management

Amund Skarholt, Divisional President Security Services USA and deputy CEO of the Securitas Group, has successfully managed Securitas's first step in the U.S. by implementing its method of organizing, running and monitoring the security services business. The next step for Securitas will require a total presence in the U.S. together with clients, operations and management. Amund Skarholt has decided not to lead this process and instead will move back to Norway to pursue other professional and personal interests. It has been agreed that after twelve years serving the company Amund Skarholt will leave Securitas by the end of August 2003 and receive a final payment of MSEK19 corresponding to two years salary. The final payment has been accounted for in the first quarter 2003.

Don Walker, Chairman of Security Services USA, will continue as Chairman of Security Services USA.

Bjorn Lohne is continuing as President Security Systems USA and will report to Juan Vallejo.

James B. Mattly is continuing as President Cash Handling Services USA and will support Johan Eriksson in forming the merged cash handling unit. James B. Mattly will join the new group management team for Cash Handling Services that will be formed later this year.

After these changes, the Securitas Group Management consists of:
Thomas Berglund, President and Chief Executive Officer
Håkan Winberg, Executive Vice President and Chief Financial Officer
Santiago Galaz, Divisional President Security Services USA
Tore K. Nilsen, Divisional President Security Services Europe
Dick Seger, Divisional President Direct
Juan Vallejo, Divisional President Security Systems

Changes in the Board of Directors

The Annual General Meeting held on April 8, 2003 decided that the Board will have nine members. Annika Bolin was elected a new board member.

Nomination Committee

The Annual General Meeting resolved to establish a nomination committee. Gustaf Douglas and Melker Schörling were appointed members of the Nomination Committee and they will designate two representatives of major institutional shareholders during the third quarter 2003 for consultation. These representatives will be announced in Securitas's interim report for January-September 2003.

Update on the events of September 11, 2001

A detailed account of developments surrounding the events of September 11, 2001 has been presented in press releases, the interim reports published since September 11 and the annual reports for 2001 and 2002.

Together with American Airlines and other parties, Globe is a defendant in 36 lawsuits pertaining to the events of September 11, 2001. In 29 of these suits, other Securitas companies are named as defendants. In all the suits, a number of parties other than Globe and other Securitas companies are co-defendants. Twenty-nine suits pertain to persons who died and seven relate to damage to property and businesses owing to the events of September 11. Globe Aviation Services and the other companies in the Group named as defendants plan to challenge these suits.

None of the suits is expected impact Securitas's business operations or financial position.

ACCOUNTING PRINCIPLES

In preparing this interim report, Securitas has applied the accounting principles in Note 1 on pages 52 to 53 of the published annual report for 2002. The new recommendations from the Swedish Financial Accounting Standards Council, which entered into force on January 1, 2003 are applied in this report. The application has not necessitated any adjustments of previously reported periods.

THE GROUP'S DEVELOPMENT

For the full year 2003, Securitas is expecting continued positive development.

USA is expected to lift organic sales growth toward the end of the year. Continued refinement of Security Services in Europe is expected to keep organic sales growth at around 6 percent. In the Alarms businesses (Systems and Direct), organic sales growth is substantially higher than last year. The Cash Handling Services business will be burdened by the elimination of unprofitable volumes in Germany. For the Group as a whole underlying organic sales growth of 3-4 percent is expected compared to 2002.

The focus on increased organic sales growth in U.S. will leave operating margins flat. Security Services in Europe is expecting a further increase in margins. Security Systems and Direct are forecasting considerable margin gains. Due to the restructuring of the German Cash Handling business, the Cash Handling Division is expecting a limited margin increase. For the Group as a whole, an underlying margin improvement of approximately 0.3 percentage points is forecasted.

Including restructuring charges, income before tax is expected to increase by 15-20 percent in local currencies compared to the underlying development in 2002.

STOCKHOLM, MAY 8, 2003



Thomas Berglund
President and Chief Executive Officer

This report has not been reviewed by the company's auditors

Income

MSEK	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002	Jan-Dec 2001
Sales, continuing operations	14,639.2	15,202.6	61,580.8	47,999.5
Sales, acquired business	180.1	1,666.0	4,104.5	12,364.1
Total sales	**14,819.3**	**16,868.6**	**65,685.3**	**60,363.6**
Organic sales growth, % [1]	*-3*	*10*	*8*	*7*
Production expenses [2]	-11,514.8	-13,015.4	-50,625.0	-46,601.1
Gross income	**3,304.5**	**3,853.2**	**15,060.3**	**13,762.5**
Selling and administrative expenses [2]	-2,403.7	-2,776.9	-10,601.9	-9,908.0
Operating income before amort. of goodwill	**900.8**	**1,076.3**	**4,458.4**	**3,854.5**
Operating margin, %	*6.1*	*6.4*	*6.8*	*6.4*
Amortization of goodwill	-276.9	-303.4	-1,164.5	-1,089.8
Operating income after amort. of goodwill	**623.9**	**772.9**	**3,293.9**	**2,764.7**
Net financial items	-151.7	-208.3	-782.3	-862.8
Income before taxes	**472.2**	**564.6**	**2,511.6**	**1,901.9**
Net margin, %	*3.2*	*3.3*	*3.8*	*3.2*
Current taxes	-180.4	-232.3	-620.8	-548.3
Deferred taxes	3.3	4.7	-376.2	-170.0
Minority share in net income	0.1	-4.7	-28.8	-0.9
Net income for the period	**295.2**	**332.3**	**1,485.8**	**1,182.7**

Cash flow

Operating cash flow MSEK	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002	Jan-Dec 2001
Operating activities				
Operating income before amortization of goodwill	900.8	1,076.3	4,458.4	3,854.5
Investments in fixed assets	-478.6	-379.5	-1,746.1	-1,764.3
Depreciation (excluding amortization of goodwill)	375.7	373.1	1,493.5	1,377.2
Changes in other operating capital employed [3]	-481.3	-331.2	982.4	-164.0
Cash flow from operational activities	**316.6**	**738.7**	**5,188.2**	**3,303.4**
Cash flow from operations, %	*35*	*69*	*116*	*86*
Net financial items paid [3]	-124.9	-150.9	-794.6	-774.6
Income taxes paid [3]	53.5	-241.2	-678.2	-575.5
Free cash flow	**245.2**	**346.6**	**3,715.4**	**1,953.3**
Free cash flow, % [4]	*43*	*55*	*122*	*80*
Cash flow from investing activities, acquisitions	-240.3	-905.4	-1,709.7	-3,001.5
Cash flow from financing activities	326.6	670.6	29.5	-121.1
Cash flow for the period	**331.5**	**111.8**	**2,035.2**	**-1,169.3**

Cash flow MSEK	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002	Jan-Dec 2001
Cash flow from operations	723.8	726.1	5,461.5	3,717.6
Cash flow from investing activities	-718.9	-1,284.9	-3,455.8	-4,765.8
Cash flow from financing activities	326.6	670.6	29.5	-121.1
Cash flow for the period	**331.5**	**111.8**	**2,035.2**	**-1,169.3**

Change in net debt MSEK	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002	Jan-Dec 2001
Opening balace	**-9,886.8**	**-12,582.6**	**-12,582.6**	**-12,418.8**
Cash flow for the period	331.5	111.8	2,035.2	-1,169.3
Change in loans	-216.5	-650.3	-414.0	2,452.7
Change in net debt before translation differences	**115.0**	**-538.5**	**1,621.2**	**1,283.4**
Translation differences	168.8	237.5	1,074.6	-1,447.2
Change in net debt	**283.8**	**-301.0**	**2,695.8**	**-163.8**
Closing balance	**-9,603.0**	**-12,883.6**	**-9,886.8**	**-12,582.6**

Capital employed and financing

MSEK	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002	Dec 31, 2001
Operating capital employed	**5,316.6**	**4,890.9**	**5,644.9**	**5,854.1**
Return on operating capital employed, %	*84*	*83*	*73*	*61*
Operating capital employed as % of sales [5]	*9*	*7*	*8*	*9*
Goodwill	16,214.4	16,672.2	18,931.7	18,639.9
Shares in associated companies	-	-	10.7	42.4
Capital employed	**21,531.0**	**21,563.1**	**24,587.3**	**24,536.4**
Return on capital employed, % [6]	*20*	*21*	*17*	*16*
Net debt	**-9,603.0**	**-9,886.8**	**-12,883.6**	**-12,582.6**
Minority interest	**13.6**	**13.2**	**0.8**	**17.5**
Shareholders' equity	**11,914.4**	**11,663.1**	**11,702.9**	**11,936.3**
Net debt equity ratio/multiple	*0.81*	*0.85*	*1.10*	*1.05*

Notes 1-6 refer to page 10

Balance sheet

MSEK	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002	Dec 31, 2001
ASSETS				
Fixed assets				
Goodwill	16,214.4	16,672.2	18,931.7	18,639.9
Other intangible fixed assets	301.3	263.0	280.3	295.4
Tangible fixed assets	5,247.7	5,256.5	5,163.5	5,182.2
Shares in associated companies	-	-	10.7	42.4
Non-interest bearing financial fixed assets	2,618.3	2,734.2	3,399.8	3,485.0
Interest bearing financial fixed assets	148.0	147.3	69.6	83.9
Total fixed assets	**24,529.7**	**25,073.2**	**27,855.6**	**27,728.8**
Current assets				
Non-interest bearing current assets	9,412.0	9,552.6	10,727.2	10,367.9
Cash and liquid funds	3,065.3	2,851.2	1,021.6	978.6
Total current assets	**12,477.3**	**12,403.8**	**11,748.8**	**11,346.5**
TOTAL ASSETS	**37,007.0**	**37,477.0**	**39,604.4**	**39,075.3**

MSEK	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002	Dec 31, 2001
SHAREHOLDERS´ EQUITY AND LIABILITIES				
Shareholders´ equity				
Restricted equity	7,516.0	7,823.7	8,042.0	8,452.3
Non-restricted equity	4,398.4	3,839.4	3,660.9	3,484.0
Total shareholders´ equity	**11,914.4**	**11,663.1**	**11,702.9**	**11,936.3**
Equity ratio, %	*32*	*31*	*30*	*31*
Minority interest	**13.6**	**13.2**	**0.8**	**17.5**
Provisions				
Interest bearing provisions [7]	35.7	34.8	48.2	33.6
Non-interest bearing provisions [7]	2,338.8	2,433.9	2,944.4	3,129.3
Total provisions	**2,374.5**	**2,468.7**	**2,992.6**	**3,162.9**
Long-term liabilities				
Non-interest bearing long-term liabilities	164.2	231.2	324.7	352.8
Interest bearing long-term liabilities [7]	11,444.2	11,397.5	11,021.9	11,402.9
Total long-term liabilities	**11,608.4**	**11,628.7**	**11,346.6**	**11,755.7**
Current liabilities				
Non-interest bearing current liabilities [7]	9,759.7	10,250.3	10,656.8	9,994.3
Interest bearing current liabilities [7]	1,336.4	1,453.0	2,904.7	2,208.6
Total current liabilities	**11,096.1**	**11,703.3**	**13,561.5**	**12,202.9**
TOTAL SHAREHOLDERS´ EQUITY & LIABILITIES	**37,007.0**	**37,477.0**	**39,604.4**	**39,075.3**

MSEK	Share Capital	Restricted *reserves*	Non-restricted *reserves*	*Total*
CHANGES IN SHAREHOLDERS´ EQUITY				
Opening balance	**363.1**	**7,460.6**	**3,839.4**	**11,663.1**
Translation differences	-	-229.3	26.2	-203.1
Transfer between restricted & non-restricted reserves	-	-237.6	237.6	-
Net income for the period	-	-	295.2	295.2
Conversion	2.0	157.2	-	159.2
Closing balance	**365.1**	**7,150.9**	**4,398.4**	**11,914.4**

Data per share

SEK	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002	Jan-Dec 2001
Share price, end of the period	80.00	205.50	104.00	199.00
Earnings after current taxes, after full conversion	0.82	0.90	5.14	3.73
Earnings after full taxes, before full conversion	0.81	0.93	4.10	3.30
Earnings after full taxes, after full conversion	0.83	0.92	4.14	3.27
Dividend	-	-	2.00	1.50
P/E-ratio after full conversion	-	-	25	61
Number of shares outstanding	365,058,897	361,331,170	363,055,906	361,081,321
Average number of shares outstanding	364,057,402	358,225,911	362,068,889	358,098,487
Number of shares after full conversion	382,408,810	365,123,348	382,473,261	365,123,348
Average number of shares after full conversion	382,441,036	365,123,348	376,689,957	365,123,348

Further information regarding earnings per share

MSEK	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002	Jan-Dec 2001
Net income for the period	295.2	332.3	1,485.8	1,182.7
Interest cost for the convertible loan, net of 28 % tax	22.6	2.0	73.7	10.2
Net income used in data per share calculations	317.8	334.3	1,559.5	1,192.9

Note 7 refers to page 10

FILE NO. 82-34719

KEY FIGURES – THE GROUP QUARTER 1, 1999-2003



Total sales and Organic sales growth, Q1, 1999-2003
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
10%
8%
6%
4%
2%
0%
-2%
-4 %
Q1-99 Q1-00 Q1-01 Q1-02 Q1-03
Total sales, MSEK
Organic sales growth, %
Operating result and Operating margin, Q1, 1999-2003
1 200
1 000
800
600
400
200
0
8 %
6 %
4 %
2 %
0 %
Q1-99 Q1-00 Q1-01 Q1-02 Q1-03
Operating result, MSEK
Operating margin, %
Income before taxes and Free cash flow, Q1, 1999-2003
600
500
400
300
200
100
0
400
300
200
100
0
Q1-99 Q1-00 Q1-01 Q1-02 Q1-03
Income before taxes, MSEK
Free cash flow, MSEK
Capital employed and Return on capital employed, Q1, 1999-2003
25 000
20 000
15 000
10 000
5000
0
20 %
15 %
10 %
5%
0 %
Q1-99 Q1-00 Q1-01 Q1-02 Q1-03
Capital employed, MSEK
ROCE, %
Interest cover ratio and Net debt/equity ratio, Q1, 1999-2003
8
6
4
2
0
1,5
1,0
0,5
0,0
Q1-99 Q1-00 Q1-01 Q1-02 Q1-03
Interest cover ratio /
Net debt/equity ratio /
Earnings per share after full taxes, Q1, 1999-2003
1,0
0,8
0,6
0,4
0,2
0,0
Q1-99 Q1-00 Q1-01 Q1-02 Q1-03
Earnings per share after full taxes, SEK

Notes

1) The calculation of organic sales growth is reported in the table Sales January - March under the section Sales and Income - the Group.

2) Branch office expenses, which were previously reported as Production expenses, have been reclassified and are now included in Selling and administrative expenses. Comparative figures have been adjusted by MSEK 1,396.5 for Q1 2002 and MSEK 5,377.0 for full-year 2001.

3) The statement of cash flow has been adjusted to include changes in accrued financial items on the line Net financial items paid and changes in current tax assets and liabilities on the line Income taxes paid. The offset to these changes is included in the line Changes in other operating capital employed. Comparative figures for cash flow from operational activities have been adjusted by MSEK -48.5 for Q1 2002, MSEK 69.7 for full-year 2002 and MSEK -61.0 for full-year 2001. Free cash flow is not affected by the changes.

4) Free cash flow as percent of operating income before amortization of goodwill less current taxes and net financial items (adjusted income).

5) Adjusted for the full year sales of acquired entities.

6) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

7) Interest bearing provisions have been reported separately. Previously they were reported under Interest bearing long-term liabilities. Non-interest bearing provisions include restructuring provisions that were previously reported under Non-interest bearing current liabilities. Restructuring provisions amount to MSEK 60.9 as of March 31, 2003. Convertible debenture loan 1998/2003, has been reclassified from Interest bearing long-term liabilities to Interest bearing current liabilities as of March 31, 2002. Convertible debenture loan 1998/2003 expired in its entirety on February 28, 2003.

FILE NO. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in 30 countries mainly in USA and Europe.

For further information, please contact:

President and CEO Thomas Berglund, +44 (0)20 8432 6500
Executive Vice President and CFO Håkan Winberg, +44 (0)20 8432 6500
Henrik Brehmer, Investor Relations, +44 (0)20 8432 6523, +44 (0)7884 117 192

Information Meeting and Telephone Conference

An Information Meeting will be held in connection with the presentation of the interim report at 2.00 p.m. CET on Thursday, May 8, 2003
The Information Meeting will take place at Securitas's head office, Lindhagensplan 70, Stockholm
Call-in number to follow the information meeting is +44 (0) 20 8240 8241 - listen in only
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